United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: Target Corporation

Name of persons relying on exemption: Tara Health Foundation

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Shareholders of Target Corporation
RE:	Item No. 7C (“Political Contributions Congruency Analysis”)
DATE:	June 4, 2024
CONTACT:	Corporate.Engagement@rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Tara Health Foundation and Planned Parenthood Federation of America are not able to vote your proxies, nor does this communication contemplate such an event. Tara Health Foundation urges shareholders to vote for Item No. 7 following the instructions provided on management's proxy mailing.

Tara Health Foundation and Planned Parenthood Federation of America urge shareholders to vote YES on Item No. 7 on the 2024 proxy ballot of Target Corporation (“Target” or the “Company”). The Resolved clause states:

Shareholders request that Board annually report, at reasonable expense, on the Company’s political and electioneering expenditures, identifying and analyzing any trends indicating incongruence between such expenditures and the Company’s operational and strategic needs and its publicly stated company values and policies. The report should state whether Target has made, or plans to make, changes in contributions or communications as a result of identified incongruencies.

The full text of the proposal is appended at the end of this document.

About Tara Health Foundation

Tara Health Foundation aims to improve the health and well-being of women and girls through the creative use of philanthropic capital. Our main areas of focus are reproductive and maternal health in the United States, equitable workplaces, and gender lens impact investing.

As long-term shareholders of Target, we have been drawn to the Company's commitment to corporate responsibility. However, we find it necessary to file this shareholder proposal due to our concern that Target’s political spending practices are contradicting its efforts and high aspirations in corporate responsibility, ultimately jeopardizing its business interests. We believe that enhanced accountability to shareholders is imperative. Therefore, the annual report we propose aims to institutionalize greater transparency and accountability within Target's political spending process.

Set forth below are our reasons for supporting Item No. 7.

Why a YES Vote is Warranted: Rationale in Support of the Proposal

1.	Target’s political contributions indicate misalignment with the Company’s stated values and business interests.
2.	Reporting on corporate political spending and values congruency is becoming a best practice across industries.
3.	Current disclosures do not address the concerns raised in the shareholder proposal.

Target’s Political Contributions and the Incongruency Problem

Target has stated that priority issues in its political advocacy include taxes, trade, product safety, sustainability, data security, privacy, health care, and workforce issues (Target 2024 proxy statement at https://bit.ly/4ehEjWG). The Proponent is concerned that in important areas, Target’s political expenditures appear to be misaligned with the Company’s values and business interests, and may, on balance, even undermine them.

A.	Target supports legislators seeking to undermine democracy in the United States, including champions of discredited 2020 election fraud conspiracy theories.

Target initially paused donations to the 147 members of Congress who voted against certifying the 2020 election results. Since then, the Company has donated at least $29,000 to members of Congress who voted against certifying the 2020 election results and against the establishment of a committee to investigate the events of January 6, 2021.

To its credit, Target has also partnered with civic organizations to provide eligible employees with paid time off to vote or serve as an election judge. However, the Company has also donated to federal lawmakers who opposed voting rights legislation during the 2022 election cycle as well as state officials who voted for anti-voter legislation during the 2022 election cycle, and is a member of the U.S. Chamber of Commerce, which opposed recent federal voting legislation (https://bit.ly/3X3zji6).

Altogether, these and other actions have resulted Target receiving a “D” rating in Accountable U.S.’s American Democracy Scorecard measuring corporate values and political spending (https://bit.ly/4cmE231).

B.	Target contributes to candidates and organizations that are undermining progress on the Company’s stated business interests and goals related to environmental sustainability.

Elements of Target’s sustainability program include climate (“as we work towards net zero greenhouse gas emissions across our enterprise by 2040, we are focused on driving energy efficiency, adopting renewable energy and eliminating waste.”), circularity (“We work to provide product options that both reduce waste and are affordable. We are designing out waste, using more sustainable and/or durable materials and making reuse and recycling easier.”), and responsible resource use (“We are on a journey to minimize the impacts of our products through increasing the use of environmentally preferred materials, eliminating waste and a responsible sourcing strategy.”). These are designed to contribute to “an equitable and regenerative future together with our guests, partners and communities. We call our sustainability strategy Target Forward, and it’s how we’re leveraging our size and scale to benefit people, the planet and drive our business.” (emphasis added)

Target states, “Our net zero goal is ambitious, and we recognize the challenge ahead in reducing emissions while still growing our business.” Target’s longtime membership in the U.S. Chamber of Commerce, known for its efforts to obstruct climate regulation, raises concerns. As reported by the Change the Chamber Coalition, the Chamber of Commerce has been actively working to support fossil fuel companies and undermine efforts to shift to a less carbon intensive economy. For example, just this year, the Chamber submitted an amicus brief in support of Exxon’s litigation against shareholders who submitted a proposal seeking enhanced disclosures regarding Scope 3 greenhouse gas emissions (https://tinyurl.com/2smcacw5). Other significant actions that the Chamber has undertaken in this regard include issuing statements and amicus briefs supporting fossil fuel infrastructure developments, co-hosting press calls with the American Petroleum Institute to advocate for increased drilling on federal lands, and seeking to delay action from the Securities and Exchange Commission in its intention to develop reporting requirements related to climate change (https://bit.ly/3FsKCWa).

In 2022, the Chamber continued to undermine climate change advocacy efforts. InfluenceMap, a think tank that monitors corporate climate lobbying, found that 25 out of 39 policy positions the Chamber took on climate policy in 2022 were negative (https://tinyurl.com/47wjwxr7). The Chamber has continued to oppose legislative and regulatory attempts at climate regulation, including the Inflation Reduction Act. InfluenceMap explained that “there has been no material improvement in the US Chamber’s climate change lobbying over the past 5 years, despite an evolution in the group’s high-level PR messaging around climate” (https://tinyurl.com/59cws8ez).

C.	Impeding the Company’s commitment to gender equality and women’s advancement in the workplace, Target supports candidates and organizations weakening access to reproductive health care.

Target has evidenced a strong commitment to uplifting and empowering its female employees and vendors through hosting a women’s employee resource group; setting data-driven DEI goals and disclosing EEO-1 data; offering a package of family-friendly benefits; and growing and supporting the diversity of supplier base. The 2024 10-K states “We strive to foster an engaged, diverse, inclusive, safe, purpose-driven culture where employees, referred to as ‘team members,’ have equitable opportunities for success” (https://bit.ly/3yA4yqM).

Approximately 760 (38%) of Target stores in the U.S. are in the 25 states that ban or severely restrict abortion access (Target 2023  10-K at https://bit.ly/3yA4yqM, p. 18; https://tinyurl.com/3vfratza). Contributing to the advancement of further restrictions to reproductive health care, even as an unintended byproduct of political spending, is likely not an activity welcomed by most of the Company’s employees. Public support for legal abortion has remained high even after the Dobbs decision – as of June 2023, 69% of Americans support the Roe v. Wade framework that formerly regulated the legality of abortion (https://tinyurl.com/mujdpc9x). Similarly, a recent poll conducted by CBS News/YouGov revealed that an overwhelming 86% of Americans support the legality of IVF for women (https://tinyurl.com/3e9y3mhf). Considering the widespread public support for reproductive health care access, Target may need to reassess its political contributions to align more closely with its stated commitments and the values of its employees and customers.

Publicly available data shows that between January 2016 and year-end 2022, Target donated nearly $860,000 to politicians and political organizations, at federal and state levels, working to undermine access to abortion. (Data analysis conducted by Sustainable Investments Institute for the Proponent.)

Reporting on Corporate Political Spending and Values Congruency is Becoming a Best Practice Across Industries.

In an era where transparency and accountability are paramount in fostering trust between corporations and their stakeholders, comprehensive corporate reporting on the alignment between political activities and spending is emerging as a best practice. By gaining insights into a company's engagement in the political process, investors can make more informed decisions, assessing potential risks and opportunities with greater clarity.

In 2023, AT&T, which ranks in the top 1% of the nation's corporate political spenders (https://tinyurl.com/y4x3wc5k), published its first periodic “Political Congruency Report” in response to a shareholder resolution calling for such disclosure. The report identifies key legislation to AT&T's political and corporate sustainability priorities, spanning tax policies to issues impacting its workforce. Through aggregate metrics, the report evaluates the alignment of voting behaviors of political contribution recipients with the company's priorities, offering insights into the congruence between political contributions and corporate priorities. AT&T notes that the report “helps [it] assess the congruency of votes made by recipients of political contributions from AT&T and from AT&T’s Employee PACs with [its] Political and Corporate Sustainability Priorities” (https://tinyurl.com/22a254sk).

The Cigna Group, which also ranks in the top 1% of political contributors, similarly committed to expanding its political spending reporting to include metrics that illuminate and track congruency between its donations and the company’s stated business priorities. The new data will be reported annually, beginning in 2024 (https://tinyurl.com/4445px2h). In its first disclosure of this nature, Cigna not only published metrics reflecting aggregated policy issue alignment for candidates and political organizations, but also provided a policy responding to persistent misalignment with respect to political contributions: “Candidates or political organizations that received PAC or corporate contributions and are rated as misaligned for three or more business policy priorities over two or more legislative terms will be subject to additional review to determine if any action(s) should be taken, including ceasing future contribution” (https://tinyurl.com/547j8fad).

Relatedly, several companies have released reports delving into the incongruity between their policy endeavors, operational strategies, and expenditures on lobbying and trade association affiliations. Notably, some firms committed to combating climate change have undertaken “industry association reviews,” systematically evaluating the extent to which their involvement in specific trade associations aligns with their climate objectives. These reviews not only outline the alignment status – whether fully, partially, or misaligned – but also elucidate the methodologies employed by the companies and their protocols for rectifying any misalignment. The proposed resolution urges the Company to disclose both aggregate metrics and protocols addressing political spending incongruency, aligning with the best practices set by other corporate reports of similar nature.

Response to Target’s Opposition Statement

Current disclosures do not address the concerns raised in the shareholder proposal. Target’s response to our proposal in the proxy reiterates information already found in Company policies and statements about governance and oversight processes, while eliding discussion of the proposal’s core subject: the risks and consequences of routinely supporting candidates whose activities or reputation conflict with the Company’s stated values. The statement asserts that Target’s business interests are “balanc[ed]” with “other considerations” of interest to the Company’s stakeholders. Shareholders are directed to existing disclosures for details of political giving, which lack any accounting for alignment or discussion of how (if at all) Target engages with political contributions recipients on issues where sharp disagreement between the parties could threaten the company’s objectives or reputation.

Target’s statement also misleadingly notes that it has been earned a “first tier” designation in the 2023 Center for Political Accountability (CPA)-Zicklin Index of Corporate Political Disclosure and Accountability, which rates electoral spending transparency and accountability among the largest public corporations in the United States. The CPA-Zicklin Index does not evaluate or monitor disclosures regarding political spending misalignment and has pointedly emphasized that “[t]he Index does not make a value judgment on a company’s political spending or alignment with its publicly stated values.” This clarifying statement was issued “in response to companies citing their Index scores as arguments in opposition to shareholder resolutions calling for lobbying disclosure or company reports on the alignment of their political spending with core values and positions.” CPA has cautioned in multiple disclosures concerning the Index that “[c]ompanies are discouraged from making accountability and responsibility claims that, in any way, are incomplete, exaggerate accomplishments, or otherwise lack integrity” (https://tinyurl.com/mr38ypwe).

The Proponent also disputes Target’s assertion that the requested report would divert management attention and resources while yielding “no benefit” in light of existing policies.

In today's landscape, inconsistency in political activity poses a reputational risk, potentially leading to accusations of hypocrisy or disregard for core values, environmental concerns, employee welfare, and community engagement. As a 2020 survey of 2,200 global executives worldwide found, “[c]orporate reputation is an invaluable asset with appreciable impact on a company’s bottom line. On average, global executives attribute 63% of their company’s market value to their company’s overall reputation” (https://bit.ly/4e7xJlf).

Moreover, political spending disclosure is increasingly vital for investment decision-making. Mandatory disclosure of political spending is advocated by regulatory figures such as former SEC Chair Allison Herren Lee (https://bit.ly/3vXEH6D) and SEC Chair Gary Gensler (https://politi.co/38l6pmu) due to its relevance in assessing sustainability claims and holding corporate managers accountable. In that vein, we believe the requested review and report would infuse greater discipline and accountability into this process.

This proposal is offered as a “friendly amendment” to existing governance procedures. Greater transparency and discipline concerning values alignment would mitigate surprises, reduce risks to stakeholders and democratic institutions, and minimize reputation risk. A vote in favor would encourage management and the Board of Directors to enhance transparency and alignment in political spending, safeguarding the Company's reputation and values.

For these reasons, we believe that shareholders would benefit by the additional disclosure called for in our proposal. We urge you to vote YES on Item No. 7 in Target's proxy if you believe that the Company’s political spending should reflect its stated values and priorities in addition to the primary, business-focused criteria.

For questions, please contact Corporate.Engagement@rhiaventures.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO TARA HEALTH FOUNDATION. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

Item No. 7

Political Expenditures Misalignment with Company Values

WHEREAS: Public data collected by OpenSecrets.org show that Target Corporation (“Target,” and “the Company”) and its employee PAC rank in the top 3% of political donors.1

As long-term shareholders of Target, we support transparency and accountability in corporate electoral spending. Informed disclosure is in the best interest of the company and its shareholders. As the Supreme Court recognized in its 2010 Citizens United decision, such transparency “permits citizens and shareholders to react to the speech of corporate entities in a proper way” and “enables the electorate to make informed decisions and give proper weight to different speakers and messages.”

Greater political spending transparency is associated with increased investment levels, both domestic and foreign, and decreased investment volatility.2 Increased institutional investment, increased analyst following, and decreased analyst forecast error and forecast dispersion are all positively correlated with greater transparency.3

Target publicly discloses a policy on corporate political spending and its direct contributions to candidates, parties, and committees. However, we believe this is deficient because Target does not disclose information regarding misalignment between its political spending and the company’s publicly stated values and vision as articulated in its political engagement policy4 and its latest Sustainability and Governance Report.5 Investors are unable to determine if Target is directing its political expenditures in a way that is consistent with company values and interests and mitigates reputation risk.

To minimize values misalignment and reputation and brand risk, Target should establish clear policies and reporting on such misalignment.

RESOLVED: Shareholders request that Board annually report, at reasonable expense, on the Company’s political and electioneering expenditures, identifying and analyzing any trends indicating incongruence between such expenditures and the Company’s operational and strategic needs and its publicly stated company values and policies. The report should state whether Target has made, or plans to make, changes in contributions or communications as a result of identified incongruencies.

_____________________________

1 https://www.opensecrets.org/orgs/target-corp/summary?id=D000000619

2 https://doi.org/10.1016/j.jcorpfin.2018.08.014

3 https://www.sciencedirect.com/science/article/abs/pii/S0929119918301135

4 https://corporate.target.com/sustainability-governance/operating-ethically/public-policy-civic-engagement/political-engagement

5 https://corporate.target.com/news-features/article/2022/07/esg-report

SUPPORTING STATEMENT: Proponents recommend, at management discretion, that Target include in its analysis metrics that illuminate the degree to which political contributions align with stated values and policy priorities year over year and present such metrics in the aggregate to avoid singling out specific individuals. Proponents further recommend that the report also contain management’s analysis of risks to our company’s brand, reputation, or shareholder value of political spending, including expenditures for electioneering communications, that conflict with publicly stated company values. “Expenditures for electioneering communications” means spending, from the corporate treasury and from its PACs, during the year, directly or through third parties, in printed, internet, or broadcast communications, which are reasonably susceptible to interpretation as being in support of or in opposition to a specific candidate.